November 1, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Trilogy Metals Inc.

Registration Statement on Form S-3 (File No. 333-234164)

Acceleration Request

Requested Date: November 5, 2019

Requested Time: 4:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on behalf of Trilogy Metals Inc. (the “Company”) to become effective on the Requested Date at the Requested Time set forth above, or at such later date and time as we may advise the Commission orally or in writing, or as soon thereafter as practicable.

The Company also requests that the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely, TRILOGY METALS INC. By: /s/ Elaine M. Sanders Elaine M. Sanders Chief Financial Officer